#82-34714


05007396


Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

SUPPL

April 12, 2005


SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH. D.C. 213 SECTION

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated April 12 with an accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
APR 26 2005
THOMSON
FINANCIAL

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Continues to Delineate the Northeast Zone and Initiates Southeast Zone Exploration

Vancouver (April 12, 2005) - **Imperial Metals Corporation (III-TSX)** reports that drilling at Mount Polley resumed in February testing the lateral and depth extent of the Northeast Zone. Hole WB05-192 which intersected 5.0 metres grading 1.84% copper, 5.01 g/t gold and 14.50 ppm silver has extended the strike length of the Green Zone, a significantly higher grade sector within the Northeast Zone, to approximately 200 metres. The Green Zone, which could be amenable to underground mining, remains open along strike in both directions.

Drilling continued to expand the Northeast Zone mineralization to the east as demonstrated by two strong intersections in hole WB05-189. The first measuring 71.3 metres grading 1.09% copper, 0.20 g/t gold and 6.24 ppm silver, the second measuring 48.9 metres grading 1.97% copper, 0.22 g/t gold and 11.57 ppm silver. Recent drilling has also intersected additional mineralization at depth in the northern portion of the Northeast Zone. Hole WB05-202 intersected 59.3 metres grading 1.29% copper, 0.59 g/t gold and 9.24 ppm silver between 506.1 and 565.4 metres and hole WB05-204 intersected 76.8 metres grading 0.77% copper, 0.54 g/t gold and 4.85 ppm silver between 552.5 and 629.3 metres. Although drilling to depth in the southern portion of the Northeast Zone has not yet intersected mineralization, hole WB05-188 did intersect 156 metres grading 2.03% copper, 0.73 g/t gold and 12.47 ppm silver between 6.1 and 162.1 metres, confirming the near surface strength of the zone.

A Northeast Zone drill rig has been moved north 200 metres to test the depth extent of mineralization, uncovered by trenching, in an area called the *92 Zone*.

Selected Northeast Zone drilling results are included in the table below. An updated Table of Assay Results, Drill Plan and Section are available on the Company's website *www.imperialmetals.com*.

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB05-188	0	-90	709.3	6.1	-	162.1	156.0	2.03	0.73	12.47
WB05-189	60	-70	483.7	202.5	-	273.8	71.3	1.09	0.20	6.24
and				295.7	-	344.6	48.9	1.97	0.22	11.57
WB05-190	60	-70	531.0	32.5	-	62.5	30.0	1.69	0.44	11.51
and				207.5	-	332.1	124.6	0.67	0.36	5.07
and				407.5	-	422.5	15.0	1.09	0.84	6.45
and				452.5	-	465.0	12.5	0.63	0.44	3.84
WB05-192	60	-70	568.8	173.0	-	195.0	22.0	0.45	0.32	5.09
and				297.5	-	324.1	26.6	1.10	0.34	6.60
and				350.0	-	392.5	42.5	0.60	0.13	3.77
and				450.0	-	485.0	35.0	0.88	1.17	7.41
including				465.0		470.0	5.0	1.84	5.01	14.50
WB05-202	60	-70	719.3	506.1	-	565.4	59.3	1.29	0.59	9.24
and				585.0	-	598.1	13.1	0.74	0.85	6.36
and				619.0	-	635.0	16.1	0.76	0.62	4.86
WB05-204	240	-70	748.9	268.2	-	275.0	6.8	0.73	0.03	4.00
and				342.2	-	352.4	10.3	1.76	1.50	15.55
and				490.6	-	499.8	9.3	1.44	0.30	7.49
and				552.5	-	629.3	76.8	0.77	0.54	4.85

Seventeen holes have so far been drilled in the Southeast Zone, approximately 3 kilometres south of the Northeast Zone, to delineate and expand the existing measured and indicated resource of 3.5 million tonnes grading 0.22 % copper and 0.38 g/t gold (ref: February 21, 2005 news release). Assays have been received for thirteen holes, all of which intersected mineralized intervals including SE05-07 which intersected 167.6 metres grading 0.24% copper and 0.48 g/t gold (0.62% EqCu). Drilling in several of these holes has been extended beyond than the originally planned depth of 150 metres due to encountering deeper mineralization.

Selected Southeast Zone drilling results are included in the table below. A complete Table of Assay Results, Drill Plan and Section are available on the Company's website.

Southeast Zone Drill Hole #		Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	EqCu* %
SE05-02		90	-70	160.9	12.5	-	55.0	42.5	0.35	0.68	0.88
	and				80.6	-	113.9	33.3	0.23	0.45	0.58
SE05-04		90	-70	160.9	28.3	-	102.6	74.2	0.35	0.38	0.65
	and				117.5	-	126.1	8.6	0.43	0.36	0.72
SE05-07		90	-70	444.4	20.0	-	57.5	37.5	0.25	0.37	0.54
	and				145.6	-	313.2	167.6	0.24	0.48	0.62
SE05-11		90	-70	270.7	24.8	-	75.0	50.2	0.18	0.32	0.43
	and				132.5	-	197.2	64.7	0.36	0.50	0.76
	and				215.0	-	232.5	17.5	0.33	0.27	0.54
SE05-12		90	-70	243.2	75.0	-	135.0	60.0	0.28	0.38	0.58
	and				180.0	-	205.0	25.0	0.51	0.92	1.23

** Copper Equivalent Grade (EqCu) = Copper + Gold /1.27*

Further delineation and testing of the Northeast and Southeast zones, along with the Springer Zone and numerous geological targets within the Mount Polley property is planned for 2005.

Patrick McAndless is the Qualified Person, as defined by National Instrument 43-101, and responsible for the preparation of the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. The Mount Polley property mineral claims encompass 18,910 hectares located 56 kilometres northeast of Williams Lake in central British Columbia.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

#82-34714

Form 51-102F3
Supplementary Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

April 12, 2005

Item 3 News Release

April 12, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews April 12, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation reported that drilling at Mount Polley resumed in February testing the lateral and depth extent of the Northeast Zone. Hole WB05-192 which intersected 5.0 metres grading 1.84% copper, 5.01 g/t gold and 14.50 ppm silver has extended the strike length of the Green Zone, a significantly higher grade sector within the Northeast Zone, to approximately 200 metres. The Green Zone, which could be amenable to underground mining, remains open along strike in both directions.

Item 5 Full Description of Material Change

Imperial Metals Corporation reported that drilling at Mount Polley resumed in February testing the lateral and depth extent of the Northeast Zone. Hole WB05-192 which intersected 5.0 metres grading 1.84% copper, 5.01 g/t gold and 14.50 ppm silver has extended the strike length of the Green Zone, a significantly higher grade sector within the Northeast Zone, to approximately 200 metres. The Green Zone, which could be amenable to underground mining, remains open along strike in both directions.

Drilling continued to expand the Northeast Zone mineralization to the east as demonstrated by two strong intersections in hole WB05-189. The first measuring 71.3 metres grading 1.09% copper, 0.20 g/t gold and 6.24 ppm silver, the second measuring 48.9 metres grading 1.97% copper, 0.22 g/t gold and 11.57 ppm silver. Recent drilling has also intersected additional mineralization at depth in the northern portion of the Northeast Zone. Hole WB05-202 intersected 59.3 metres grading 1.29% copper, 0.59 g/t gold and 9.24 ppm silver between 506.1 and 565.4 metres and hole WB05-204 intersected 76.8 metres grading 0.77% copper, 0.54 g/t gold and 4.85 ppm silver between 552.5 and 629.3 metres. Although drilling to depth in the southern portion of the Northeast Zone has not yet intersected mineralization, hole WB05-188 did intersect 156 metres grading 2.03% copper, 0.73 g/t gold and 12.47 ppm silver between 6.1 and 162.1 metres, confirming the near surface strength of the zone.

A Northeast Zone drill rig has been moved north 200 metres to test the depth extent of mineralization, uncovered by trenching, in an area called the *92 Zone*.

Selected Northeast Zone drilling results are included in the table below. An updated Table of Assay Results, Drill Plan and Section are available on the Company's website *www.imperialmetals.com*.

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB05-188	0	-90	709.3	6.1	-	162.1	156.0	2.03	0.73	12.47
WB05-189	60	-70	483.7	202.5	-	273.8	71.3	1.09	0.20	6.24
and				295.7	-	344.6	48.9	1.97	0.22	11.57
WB05-190	60	-70	531.0	32.5	-	62.5	30.0	1.69	0.44	11.51

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
and				207.5	-	332.1	124.6	0.67	0.36	5.07
and				407.5	-	422.5	15.0	1.09	0.84	6.45
and				452.5	-	465.0	12.5	0.63	0.44	3.84
WB05-192	60	-70	568.8	173.0	-	195.0	22.0	0.45	0.32	5.09
and				297.5	-	324.1	26.6	1.10	0.34	6.60
and				350.0	-	392.5	42.5	0.60	0.13	3.77
and				450.0	-	485.0	35.0	0.88	1.17	7.41
including				465.0		470.0	5.0	1.84	5.01	14.50
WB05-202	60	-70	719.3	506.1	-	565.4	59.3	1.29	0.59	9.24
and				585.0	-	598.1	13.1	0.74	0.85	6.36
and				619.0	-	635.0	16.1	0.76	0.62	4.86
WB05-204	240	-70	748.9	268.2	-	275.0	6.8	0.73	0.03	4.00
and				342.2	-	352.4	10.3	1.76	1.50	15.55
and				490.6	-	499.8	9.3	1.44	0.30	7.49
and				552.5	-	629.3	76.8	0.77	0.54	4.85

Seventeen holes have so far been drilled in the Southeast Zone, approximately 3 kilometres south of the Northeast Zone, to delineate and expand the existing measured and indicated resource of 3.5 million tonnes grading 0.22 % copper and 0.38 g/t gold (ref: February 21, 2005 news release). Assays have been received for thirteen holes, all of which intersected mineralized intervals including SE05-07 which intersected 167.6 metres grading 0.24% copper and 0.48 g/t gold (0.62% EqCu). Drilling in several of these holes has been extended beyond than the originally planned depth of 150 metres due to encountering deeper mineralization.

Selected Southeast Zone drilling results are included in the table below. A complete Table of Assay Results, Drill Plan and Section are available on the Company's website.

Southeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	EqCu* %
SE05-02	90	-70	160.9	12.5	-	55.0	42.5	0.35	0.68	0.88
and				80.6	-	113.9	33.3	0.23	0.45	0.58
SE05-04	90	-70	160.9	28.3	-	102.6	74.2	0.35	0.38	0.65
and				117.5	-	126.1	8.6	0.43	0.36	0.72
SE05-07	90	-70	444.4	20.0	-	57.5	37.5	0.25	0.37	0.54
and				145.6	-	313.2	167.6	0.24	0.48	0.62
SE05-11	90	-70	270.7	24.8	-	75.0	50.2	0.18	0.32	0.43
and				132.5	-	197.2	64.7	0.36	0.50	0.76
and				215.0	-	232.5	17.5	0.33	0.27	0.54
SE05-12	90	-70	243.2	75.0	-	135.0	60.0	0.28	0.38	0.58
and				180.0	-	205.0	25.0	0.51	0.92	1.23

** Copper Equivalent Grade (EqCu) = Copper + Gold/1.27*

Further delineation and testing of the Northeast and Southeast zones, along with the Springer Zone and numerous geological targets within the Mount Polley property is planned for 2005.

Patrick McAndless is the Qualified Person, as defined by National Instrument 43-101, and responsible for the preparation of the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. The Mount Polley property mineral claims encompass 18,910 hectares located 56 kilometres northeast of Williams Lake in central British Columbia.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brian Kynoch, President
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 12th day of April, 2005.

IMPERIAL METALS CORPORATION

Per: *"Brian Kynoch"*
Signature of authorized signatory
Brian Kynoch, President
Name and office of authorized signatory


Imperial
Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Continues to Delineate the Northeast Zone and Initiates Southeast Zone Exploration

Vancouver (April 12, 2005) - **Imperial Metals Corporation (III-TSX)** reports that drilling at Mount Polley resumed in February testing the lateral and depth extent of the Northeast Zone. Hole WB05-192 which intersected 5.0 metres grading 1.84% copper, 5.01 g/t gold and 14.50 ppm silver has extended the strike length of the Green Zone, a significantly higher grade sector within the Northeast Zone, to approximately 200 metres. The Green Zone, which could be amenable to underground mining, remains open along strike in both directions.

Drilling continued to expand the Northeast Zone mineralization to the east as demonstrated by two strong intersections in hole WB05-189. The first measuring 71.3 metres grading 1.09% copper, 0.20 g/t gold and 6.24 ppm silver, the second measuring 48.9 metres grading 1.97% copper, 0.22 g/t gold and 11.57 ppm silver. Recent drilling has also intersected additional mineralization at depth in the northern portion of the Northeast Zone. Hole WB05-202 intersected 59.3 metres grading 1.29% copper, 0.59 g/t gold and 9.24 ppm silver between 506.1 and 565.4 metres and hole WB05-204 intersected 76.8 metres grading 0.77% copper, 0.54 g/t gold and 4.85 ppm silver between 552.5 and 629.3 metres. Although drilling to depth in the southern portion of the Northeast Zone has not yet intersected mineralization, hole WB05-188 did intersect 156 metres grading 2.03% copper, 0.73 g/t gold and 12.47 ppm silver between 6.1 and 162.1 metres, confirming the near surface strength of the zone.

A Northeast Zone drill rig has been moved north 200 metres to test the depth extent of mineralization, uncovered by trenching, in an area called the *92 Zone*.

Selected Northeast Zone drilling results are included in the table below. An updated Table of Assay Results, Drill Plan and Section are available on the Company's website *www.imperialmetals.com*.

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB05-188	0	-90	709.3	6.1	-	162.1	156.0	2.03	0.73	12.47
WB05-189	60	-70	483.7	202.5	-	273.8	71.3	1.09	0.20	6.24
and				295.7	-	344.6	48.9	1.97	0.22	11.57
WB05-190	60	-70	531.0	32.5	-	62.5	30.0	1.69	0.44	11.51
and				207.5	-	332.1	124.6	0.67	0.36	5.07
and				407.5	-	422.5	15.0	1.09	0.84	6.45
and				452.5	-	465.0	12.5	0.63	0.44	3.84
WB05-192	60	-70	568.8	173.0	-	195.0	22.0	0.45	0.32	5.09
and				297.5	-	324.1	26.6	1.10	0.34	6.60
and				350.0	-	392.5	42.5	0.60	0.13	3.77
and				450.0	-	485.0	35.0	0.88	1.17	7.41
including				465.0		470.0	5.0	1.84	5.01	14.50
WB05-202	60	-70	719.3	506.1	-	565.4	59.3	1.29	0.59	9.24
and				585.0	-	598.1	13.1	0.74	0.85	6.36
and				619.0	-	635.0	16.1	0.76	0.62	4.86
WB05-204	240	-70	748.9	268.2	-	275.0	6.8	0.73	0.03	4.00
and				342.2	-	352.4	10.3	1.76	1.50	15.55
and				490.6	-	499.8	9.3	1.44	0.30	7.49
and				552.5	-	629.3	76.8	0.77	0.54	4.85

Seventeen holes have so far been drilled in the Southeast Zone, approximately 3 kilometres south of the Northeast Zone, to delineate and expand the existing measured and indicated resource of 3.5 million tonnes grading 0.22 % copper and 0.38 g/t gold (ref: February 21, 2005 news release). Assays have been received for thirteen holes, all of which intersected mineralized intervals including SE05-07 which intersected 167.6 metres grading 0.24% copper and 0.48 g/t gold (0.62% EqCu). Drilling in several of these holes has been extended beyond than the originally planned depth of 150 metres due to encountering deeper mineralization.

Selected Southeast Zone drilling results are included in the table below. A complete Table of Assay Results, Drill Plan and Section are available on the Company's website.

Southeast Zone Drill Hole #		Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	EqCu* %
SE05-02		90	-70	160.9	12.5	-	55.0	42.5	0.35	0.68	0.88
	and				80.6	-	113.9	33.3	0.23	0.45	0.58
SE05-04		90	-70	160.9	28.3	-	102.6	74.2	0.35	0.38	0.65
	and				117.5	-	126.1	8.6	0.43	0.36	0.72
SE05-07		90	-70	444.4	20.0	-	57.5	37.5	0.25	0.37	0.54
	and				145.6	-	313.2	167.6	0.24	0.48	0.62
SE05-11		90	-70	270.7	24.8	-	75.0	50.2	0.18	0.32	0.43
	and				132.5	-	197.2	64.7	0.36	0.50	0.76
	and				215.0	-	232.5	17.5	0.33	0.27	0.54
SE05-12		90	-70	243.2	75.0	-	135.0	60.0	0.28	0.38	0.58
	and				180.0	-	205.0	25.0	0.51	0.92	1.23

** Copper Equivalent Grade (EqCu) = Copper + Gold/1.27*

Further delineation and testing of the Northeast and Southeast zones, along with the Springer Zone and numerous geological targets within the Mount Polley property is planned for 2005.

Patrick McAndless is the Qualified Person, as defined by National Instrument 43-101, and responsible for the preparation of the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. The Mount Polley property mineral claims encompass 18,910 hectares located 56 kilometres northeast of Williams Lake in central British Columbia.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals